UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Biofrontera Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09077D 100

(CUSIP Number)

October 25, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077D 100	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Abshagen Consulting GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,148,042
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,148,042
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,148,042
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (See Note 1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

Note 1: The denominator for this calculation is based on 26,699,002 shares of Biofrontera Inc. common stock outstanding as of the date of this Schedule 13G, based on (i) the 3,148,042 shares issued to the Reporting Person, as reported in Biofrontera Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2022 plus (ii) 23,550,960 shares of Biofrontera Inc. common stock outstanding as reported in Biofrontera Inc.’s most recent Quarterly Report on Form 10-Q filed with the Commission on August 12, 2022.

CUSIP No. 09077D 100	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer Biofrontera Inc.

(b)	Address of Issuer’s Principal Executive Offices 120 Presidential Way, Suite 330 Woburn, MA 01801

Item 2.

(a)	Name of Person Filing Abshagen Consulting GmbH

(b)	Address of the Principal Office or, if none, residence Burgunderweg 8 Weinheim 69469 Germany

(c)	Citizenship Germany

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 09077D 100

CUSIP No. 09077D 100	13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: 3,148,042 shares of Biofrontera Inc.’s common stock

(b)	Percent of class:
11.8%. The percent of class is based on a denominator for this calculation of 26,699,002 shares of Biofrontera Inc. common stock outstanding, which is derived from (i) the 3,148,042 shares issued to the Reporting Person, as reported in Biofrontera Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2022 plus (ii) 23,550,960 shares of Biofrontera Inc. common stock outstanding as reported in Biofrontera Inc.’s most recent Quarterly Report on Form 10-Q filed with the Commission on August 12, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote . 3,148,042

	(ii)	Shared power to vote or to direct the vote . 0

	(iii)	Sole power to dispose or to direct the disposition of . 3,148,042

	(iv)	Shared power to dispose or to direct the disposition of . 0

CUSIP No. 09077D 100	13G	Page 5 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

CUSIP No. 09077D 100	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2022

ABSHAGEN CONSULTING GMBH

By:	/s/ Ulrich Abshagen
Name:	Ulrich Abshagen
Title:	Owner and Managing Director